SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6*)

PLASTEC TECHNOLOGIES, LTD.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G71218 104
(CUSIP Number)
Kin Sun Sze-To Unit 01, 21/F, Aitken Vanson Centre 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong 852-21917155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kin Sun Sze-To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,134,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,134,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,134,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 78.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G71218 104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sun Yip Industrial Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,245,382
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,245,382
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,245,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 71.5%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tiger Power Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,901
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 888,901
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.9%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 6 amends the original Schedule 13D and Amendments No. 1, 2, 3, 4 and 5 thereto (collectively, “Schedule 13D”) previously filed by Kin Sun Sze-To (“Sze-To”), Sun Yip Industrial Company Limited (“Sun Yip”) and Tiger Power Industries Limited (“Tiger Power” together with Sze-To and Sun Yip, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Plastec Technologies, Ltd., a Cayman Islands exempted company (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is calculated using 12,938,128 Ordinary Shares outstanding, which is based on information known to the Reporting Persons.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby amended to add the following:

By agreement dated December 22, 2016, Sun Yip purchased from MCK Capital Co., Limited 500,062 Ordinary Shares of the Issuer at a price of US$3.30 per share for an aggregate purchase price of US$1,650,204.60. The source of funds to purchase the shares is to come from Sun Yip’s working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Sze-To is the beneficial owner of 10,134,283 Ordinary Shares, representing 9,245,382 Ordinary Shares held by Sun Yip and 888,901 Ordinary Shares held by Tiger Power, two entities that he controls. Sze-To is the beneficial owner of 78.3% of the Issuer’s outstanding Ordinary Shares. Sze-To is deemed to have sole voting and dispositive power over such Ordinary Shares as he controls the entities holding such shares.

Sun Yip is the beneficial owner of 9,245,382 Ordinary Shares. Sun Yip is the beneficial owner of 71.5% of the Issuer’s outstanding Ordinary Shares. Sun Yip has sole voting and dispositive power over such Ordinary Shares.

Tiger Power is the beneficial owner of 888,901 Ordinary Shares. Tiger Power is the beneficial owner of 6.9% of the Issuer’s outstanding Ordinary Shares. Tiger Power has sole voting and dispositive power over such Ordinary Shares.

In the past 60 days, the Reporting Persons have effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

CUSIP No. G71218 104	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

16.	Share Purchase Agreement between MCK Capital Co., Limited and Sun Yip Industrial Company Limited dated December 22, 2016

CUSIP No. G71218 104	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 5, 2017

/s/ Kin Sun Sze-To
Kin Sun Sze-To

SUN YIP INDUSTRIAL COMPANY LIMITED

By:	/s/ Kin Sun Sze-To

Name: Kin Sun Sze-To
Title: Director

TIGER POWER INDUSTRIES LIMITED

By:	/s/ Kin Sun Sze-To

Name: Kin Sun Sze-To
Title: Director